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OUR FILE NUMBER
895,019-003

WRITER’S DIRECT DIAL
(202) 383-5149

March 31, 2009		WRITER’S E-MAIL ADDRESS
rplesnarski@omm.com

VIA EDGAR

Ms. Mary Beth Breslin

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3030

Re:                             Vitesse Semiconductor Corporation
Form 10-K for the Fiscal Year Ended September 30, 2008

Filed December 30, 2008

Form 10-K/A for the Fiscal Year Ended September 30, 2008

Filed January 28, 2009

Form 10-K for the Fiscal Year Ended September 30, 2007

Filed September 30, 2008

Form 10-Q for the Quarter Ended December 31, 2008

Filed February 17, 2009

File No. 001-31614

Dear Ms. Breslin:

On behalf of Vitesse Semiconductor Corporation and with regard to your comment letter dated February 27, 2009, we are writing to advise you that, due to the nature and extent of the review necessary to provide thorough and thoughtful responses and Vitesse’s internal staffing issues, Vitesse will be unable to respond to the Division’s comment letter within ten business days.  Vitesse intends to respond to the comment letter as soon as practicable, but in no event later than April 14, 2009.

We appreciate your comments and request that you contact the undersigned at (202) 383-5149 or (202) 383-5414 (facsimile) if you have any questions or if we can be of any assistance.

Sincerely,

/s/Robert Plesnarski
of O’Melveny & Myers LLP

cc:	Michael Green, Vitesse Semiconductor Corporation,
Martin P. Dunn O’Melveny & Myers LLP
David Lavan, O’Melveny & Myers LLP